Exhibit 99.1

News release via Canada NewsWire, Calgary 403-269-7605

     Attention Business Editors:
     Penn West Energy Trust Confirms the Closing Of Its Private Placement of
     Notes

     PENN WEST ENERGY TRUST (TSX - PWT.UN; NYSE - PWE) confirms it has closed the issuance of US$480 million plus CAD$30 million of notes on a private placement basis.

     CALGARY, May 30 /CNW/ - Penn West Energy Trust ("Penn West") is pleased to confirm that its wholly-owned subsidiary, Penn West Petroleum Ltd., recently closed the previously announced issuance of notes with aggregate principal amounts of US$480 million and CAD$30 million. The notes were issued on a private placement basis primarily in the United States.
     The private placement consists of US$152.5 million of 6.12% notes due in
2016, US$278 million of 6.30% notes due in 2018, CAD$30 million of 6.16% notes also due in 2018 and US$49.5 million of 6.40% notes due in 2020. The notes are unsecured and rank equally with Penn West's bank facilities and Penn West's outstanding senior notes issued in May 2007, with an aggregate principal amount of US$475 million. The proceeds of the notes were used to repay a portion of Penn West's outstanding bank debt under its credit facilities.
     The notes will not be registered under the United States Securities Act of 1933, as amended (the "Securities Act"), and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act.

     Penn West Energy Trust is a senior oil and natural gas energy trust based in Calgary, Alberta. Penn West's units and debentures are listed on the
Toronto Stock Exchange under the symbol PWT.UN, PWT.DB.A, PWT.DB.B, PWT.DB.C,
PWT.DB.D, PWT.DB.E and PWT.DB.F and on the New York Stock Exchange under the symbol PWE.

     %SEDAR: 00022266E          %CIK: 0001334388

     /For further information: PENN WEST ENERGY TRUST, Suite 2200, 425 - First
Street S.W., Calgary, Alberta, T2P 3L8, Phone: (403) 777-2500, Toll-free:
1-866-693-2707, Fax: (403) 777-2699; Investor Relations: Phone:
1-888-770-2633, E-mail: investor_relations(at)pennwest.com, Website:
www.pennwest.com/
     (PWT.UN. PWT.DB.F. PWT.DB.A. PWT.DB.C. PWT.DB.B. PWT.DB.D. PWT.DB.E. PWE)

CO:  Penn West Energy Trust

CNW 13:38e 30-MAY-08